SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 21, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        21 June 2010
Number        14/10

BHP BILLITON ANNOUNCES AGREEMENT WITH THE GOVERNMENT OF WESTERN AUSTRALIA TO AMEND ROYALTIES AND STATE AGREEMENTS

BHP Billiton today announced that it had signed a non-binding Heads of Agreement with the Government of Western Australia to amend Iron Ore royalty rates payable to the State effective 1 July 2010.

Based on this agreement, the State will proceed with amendments to the State Agreement Acts covering operations managed by BHP Billiton, to require payment of royalties on iron ore shipments at the rates specified in the WA Mining Regulations. Royalty rates will increase from 3.75 per cent of sales revenue to 5.625 per cent for Fines and from 3.25 per cent to 5.0 per cent for Beneficiated Ore. The Lump royalty will be 7.5 per cent, which is already the prevailing rate for most of the Lump ore produced from projects managed by BHP Billiton. The rates as amended will apply to all existing operations and future projects covered by the State Agreements.

Additionally, BHP Billiton and the Government of Western Australia have agreed to make amendments to various State Agreements to:

• permit sharing of infrastructure and blending of products across the networks operated by BHP Billiton and Rio Tinto; and
• modernise other provisions of the State Agreements.

These changes to the State Agreements will enable BHP Billiton’s existing iron ore operations to operate more efficiently. They will also help facilitate the proposed West Australian Iron Ore Production Joint Venture between BHP Billiton and Rio Tinto, which is still subject to approval from regulators and shareholders.

While the State Agreement modifications relating to infrastructure and modernisation are not conditional upon the finalisation of the Production Joint Venture, the resulting flexibility to blend product and share infrastructure would facilitate the capture of synergies which are the main driver for the Production Joint Venture proposal.

The proposed removal of historical royalty concessions has been subject to discussions with the State Government for some time. In recognition of this, and as a way of sharing the value that the variations to the State Agreements are expected to generate, the parties to the relevant State Agreements will make a contribution totalling A$350 million to the consolidated revenue of the State.

Marcus Randolph, Chief Executive Ferrous and Coal, BHP Billiton, said: “The ability to blend iron ore from any of our mines, and the flexibility in the use of all rail and port infrastructure, will be major enablers for our operations. This will improve our operating efficiency and we are pleased to be able to share the gains from this enhancement with the people of Western Australia.”

The Premier of Western Australia, The Honourable Colin Barnett MP, said: “This outcome is the result of long and detailed negotiations conducted in good spirit over the past year. It is important for a number of reasons: it provides the people of Western Australia with increased value from this State’s resources and it creates a level playing field for all iron ore producers in Western Australia."

The State Agreement modifications relating to infrastructure sharing and modernisation are subject to the approval of co-venturers under BHP Billiton's existing joint venture arrangements, and the passage of ratifying legislation by the Western Australian Parliament.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : June 21, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary